SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         ALEX. BROWN INCORPORATED
             (Exact name of registrant as specified in its charter)


                Maryland                             52-1434118
(State of incorporation or organization)   (IRS Employer Identification No.)

         135 East Baltimore Street
             Baltimore, MD                              21202
(Address of principal executive offices)              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class          Name of each exchange on which
      to be so registered          each class is to be registered


7 5/8%  SENIOR NOTES DUE 2005         NEW YORK STOCK EXCHANGE

     If this Form related to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [x]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.   Description of Registrant's Securities to be Registered.

          A description of the 7 5/8% Senior Notes Due 2005 (the "Notes") of Alex. Brown Incorporated to be registered hereby is set forth under the heading "Description of Debt Securities" on pages 4 through 10 of the Prospectus dated August 2, 1995 and under the heading "Description of Senior Notes" on pages S-11 through S-12 of the Prospectus Supplement dated August 16, 1995, which were filed with the Securities and Exchange Commission on August 17, 1995, pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, as a supplement to the Registration Statement on Form S-3 of Alex. Brown Incorporated (File No. 33-60955), and such description is incorporated herein by reference.

Item 2.   Exhibits


          1.1 -- Specimen of global security for the 7 5/8% Senior Notes Due 2005, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 21, 1995 and incorporated herein by reference.

          2.1 -- Senior Indenture dated as of July 10, 1995 between Alex. Brown Incorporated and Chemical Bank, trustee, relating to the Registrant's 7 5/8% Senior Notes Due 2005, filed as
                 Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated August 21, 1995 and incorporated herein by reference.



                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ALEX. BROWN INCORPORATED


                              By: /s/ A.B. Krongard

                                  A.B. Krongard
                                  Chairman and Chief Executive Officer

Date:  August 21, 1995